April 17, 2009

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Daniel Morris
Chanda DeLong

Re:	VistaPrint Limited
Form 10-K and 10-K/A for the fiscal year ended June 30, 2008
Filed August 29, 2008 (10-K/A filed October 8, 2008)
File No. 000-51539

Ladies and Gentlemen:

This letter is being submitted on behalf of VistaPrint Limited (the “Company”) in response to the comments provided to the Company in the letter dated March 3, 2009 (the “Letter”) from Daniel Morris of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

General—Form 10-K

1.	Please amend your Form 10-K/A to file CEO and CFO certifications in the form set forth in Item 601(b)(31) of Regulation S-K.

Response:	The Company believes that the CEO and CFO certifications (the “Filed Certifications”) included in the Form 10-K/A filed on October 8, 2008 (the “Form 10-K/A”), comply with the requirements of Item 601(b)(31) of Regulation S-K and that any modification to the Filed Certifications is not necessary or appropriate.

Item 601(b)(31) of Regulation S-K specifies the text of each certification, which includes an introduction, followed by five separately numbered paragraphs, and a signature block for the appropriate corporate officer. The Filed Certifications contain the introduction, paragraphs numbered (1) and (2) and the signature of each of the Company’s Chief Executive Officer and Chief Financial Officer, respectively. The Filed Certifications did not include paragraphs numbered (3), (4) and (5) from Item 601(b)(31) of Regulation S-K because the Company believes that it is not appropriate to include these paragraphs as part of the Form 10-K/A filings. The following addresses the Company’s reasons for excluding each such paragraph.

Paragraph 4 and Paragraph 5. Paragraph 4 and Paragraph 5 relate to the design and evaluation of disclosure controls and procedures and internal control over financial reporting and the disclosures with respect thereto in the report filed with the Commission. The Staff has recognized that having a CEO or CFO’s certification under Item 601(b)(31) include these paragraphs is not appropriate when the amended report itself does not contain any information regarding the design and evaluation of disclosure controls and procedures and internal control over financial reporting. The Staff has previously issued guidance on Rule 13a-14 to that effect and authorized issuers to omit those paragraphs in certifications in those circumstances. Specifically, in the Answer to Question 161.01 to the Compliance Disclosure and Interpretations for the Exchange Act Rules, the Staff has stated that if an amendment to a periodic report “does not contain or amend disclosure pursuant to Item 307 or 308 of Regulation S-K (or the equivalent disclosure requirement in Form 20-F or 40-F), and such disclosure is not otherwise required to be amended given the nature of the reasons for the amendment, paragraphs 4 and 5 may be omitted from the certifications that are filed with the amendment.” The Form 10-K/A filed by the Company did not amend Item 9A of Form 10-K or otherwise contain disclosure pursuant to Item 307 or 308 of Regulation S-K and so the Company submits that paragraphs 4 and 5 were appropriately omitted from the Filed Certifications.

Paragraph 3. A similar analysis applies with respect to Paragraph 3. The text of Paragraph 3 is as follows:

“Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.”

The “report” referenced in the Filed Certifications is the Form 10-K/A. Rule 12b-15 requires that amendments set forth the complete text of each item as amended. The Form 10-K/A amended only Part II, Item 7— Management’s Discussion and Analysis of Financial Conditions and Results of Operations to correct a misstatement of costs related to Fiscal Year 2008 purchases of information technology and facility related assets contained in Part II Item 7 of the Form 10-K for the fiscal year ended June 30, 2008. The item amended by the Form 10-K/A was not, and was not required to be, contained in the Company’s financial statements filed in the Form 10-K. Accordingly, the correction in the Form 10-K/A did not require any amendment to the financial statements included in the previously filed Form 10-K and so the Form 10-K/A did not include, nor was it required to include, the financial statements contained in Part II Items 8 of Form 10-K.

The Company believes that in these circumstances including the Paragraph 3 in the Filed Certifications would have been inappropriate. Including Paragraph 3, with its reference to the “financial statements...included in this report”, would have been inconsistent with the actual contents of the Form 10-K/A (as no financial statements were, or were required to be, included in the report) with the result that the Filed Certifications would have been inaccurate.

The Staff has recognized this concern and indicated in the Answer to Question 5 for the Frequent Asked Questions relating to the Sarbanes-Oxley Act of 2002 that if an amendment to a periodic report neither contains nor amends financial statements that Paragraph 3 may be omitted, though the Staff’s Answer to Question 161.01 to the Compliance Disclosure and Interpretations for the Exchange Act Rules referenced above is ambiguous as it does not answer directly how certifications are impacted in an amended report that does not include financial statements though does contain other financial information.

Moreover, while the disclosures in the Form 10-K/A included financial information in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations, such disclosure alone, without the accompanying financial statements and notes thereto did not, and was not intended or required to, “fairly present in all material respects the financial condition, results of operations and cash flows” of the Company. The Company believes that including Paragraph 3 in the Filed Certifications therefore would also have been inappropriate for the independent reason that the Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the 10-K/A, without audited financial statements and the related notes thereto, did not fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in the report and so a certification that included Paragraph 3 would have been inaccurate.

The Company further is of the view that it was not permitted under Item 601(b)(31) to vary the text of Paragraph 3 to make the certification consistent with the actual contents of the Form 10-K/A. The instruction to Item 601(b)(31) of Regulation S-K requires the filing of “[t]he certifications required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)) exactly as set forth below” (emphasis supplied). In order to resolve the inconsistencies noted above in circumstances in which financial statements are not included in an amended filing, it would be necessary for companies to vary the text of the Paragraph 3 certification from filing to filing, which would significantly increase administrative complexity without adding any meaningful investor protection. Investors are already appropriately protected by paragraph 2 of the Filed Certifications, which provides a certification from the Chief Executive Officer and Chief Financial Officer that, based on the officer’s knowledge, the report “does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the statements covered by this report.”

For the foregoing reasons, the Company respectfully submits that the Filed Certifications were appropriate and that an amendment to the Form 10-K/A to file amended certifications is not required.

Definitive Proxy Statement on Schedule 14A (incorporated by reference into Part III of Form 10-K)

Incentive Bonuses, page 23

2.	We note your disclosure regarding your incentive bonus program. We note that annual bonuses for your named executive officers are based on achievement of “target revenue growth” and “earnings per share growth”, but we do not see sufficient discussion regarding these criteria. In future filings, please disclose the revenue growth and earnings per share growth targets for each executive officer. Please refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Response:	In future filings, the Company will disclose revenue growth and earnings per share growth targets for the applicable fiscal year in the discussion of the determination of annual bonuses for each named executive officer under the Company’s incentive bonus program (to the extent such targets continue to be used). The Company acknowledges that to the extent it believes that disclosure of targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, it will provide a detailed explanation for such conclusion. The Company further acknowledges that to the extent it has an appropriate basis for omitting specific targets, it will discuss how difficult it would be for the Company and the named officers or how likely it will be for the Company and the named officers to achieve the undisclosed target levels or other factors.

*         *         *

As requested in the Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (781) 652-6222 or Lawrence Gold, General Counsel of the Company, at (781) 652-6541 if you have any questions or if we can be of any further assistance.

Sincerely,

Michael Giannetto

Chief Financial Officer

VistaPrint Limited

cc:	Lawrence A. Gold, Esq.
Thomas S. Ward, Esq.